SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

515069 102

(CUSIP Number)

Christopher Garabedian

Xontogeny, LLC

240 Newbury Street, Suite 201

Boston, MA 02116

(857) 891-0017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069 102

1.	Names of Reporting Persons. Xontogeny, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,090,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,090,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on 31,168,449 outstanding shares of Common Stock as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 23, 2023.

(b)	The information set forth in rows 7 through 10 of the cover page to this Schedule 13D/A is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

XONTOGENY, LLC

By:	/s/ Christopher Garabedian
	Name:	Christopher Garabedian
	Title:	Chairman and Chief Executive Officer